0 - 30334

P.E. 3-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

02026387

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

BN

EXHIBIT INDEX

Exhibit Number	Description of Document
1	News release relating to promotion of David Hall to Chief Financial Officer

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 7, 2002

By ______________________________

Name: Donald Longenecker

Title: President and COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
March 7, 2002

DAVID M. HALL NAMED CHIEF FINANCIAL OFFICER

Vancouver, British Columbia — The Board of Directors of Angiotech Pharmaceuticals Inc. (NASDAQ:ANPI; TSE:ANP) today announced the promotion of David M. Hall, BA, BComm, to Chief Financial Officer, effective immediately.

"David has been a long standing and steady corner stone in our establishment," said William Hunter, MD, MSc, Chairman and CEO of Angiotech. "His tireless devotion and dedication make this promotion both well earned and deserved."

Hall, an officer of Angiotech since 1994, is one of the Company's business founders and has been instrumental in the overall development of the organization. Most recently as Senior Vice President, Finance, as well as Secretary and Treasurer, Mr. Hall led Angiotech's efforts to raise capital throughout the Company's history. He helped plan and organize Angiotech's Initial Public Offering on the Toronto Stock Exchange in December 1997 as well as the Company's listing on the NASDAQ National Market in February 2000. Mr. Hall's vast relationships with research analysts and individuals in the finance community have been essential to the economic well being of Angiotech.

Hall held previous positions as Corporate Development Officer for ID Biomedical Corporation, as an institutional research analyst and corporate financier for a national institutional brokerage company, and as an equity portfolio manager for a large Canadian insurance company. Mr. Hall received his BA in Economics (Honors) in 1975 and BComm in Finance (Honors) from the University of Manitoba in 1977.

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel. Several pharmaceutical therapies are in clinical development and the paclitaxel-coated coronary stent program is currently in multiple international clinical studies. Other medical device programs include paclitaxel-loaded surgical implants.

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Contacts:
Rui Avelar, Investor Relations
Cindy Yu, Media Relations
Phone: (604) 221-7676 Web: www.angiotech.com Email: info@angio.com